Exhibit (a)(5)(ii)

Contact:	FOR RELEASE:
Tyler H. Rose	June 11, 2010
Executive Vice President and Chief Financial Officer
(310) 481-8484
or
Michelle Ngo
Vice President and Treasurer
(310) 481-8581

KILROY REALTY, L.P. ANNOUNCES REDUCTION IN THE SIZE OF ITS PREVIOUSLY ANNOUNCED TENDER OFFER FOR ITS 3.250% EXCHANGEABLE SENIOR NOTES DUE 2012 AND EXTENSION OF TENDER OFFER

LOS ANGELES, June 11, 2010 – Kilroy Realty, L.P., a subsidiary of Kilroy Realty Corporation (NYSE:KRC), today announced that it is reducing the size of its previously announced cash tender offer for its outstanding 3.250% Exchangeable Senior Notes due 2012 (the “Notes”). The tender offer, which was originally for any and all of the Notes, has been amended so that the maximum aggregate principal amount of Notes to be purchased in the tender offer will not exceed $150.0 million. Kilroy Realty, L.P. also announced today that the expiration date of the tender offer has been extended to 12:00 midnight, New York City time, on June 25, 2010 (as amended, the “Expiration Date”).

The terms and conditions of this tender offer, prior to the amendments described in this release, were set forth in the Kilroy Realty, L.P. Offer to Purchase dated May 17, 2010 and the related Letter of Transmittal (together, the “Original Tender Offer Materials”). The term “tender offer,” when used in this release, shall refer to the terms and conditions described in the Original Tender Offer Materials as amended and supplemented by this release.

Notes tendered in the tender offer may only be withdrawn, in writing, prior to the Expiration Date in the manner described in the Original Tender Offer Materials. In the event that the amount of Notes validly tendered and not validly withdrawn exceeds $150.0 million in aggregate principal amount, Kilroy Realty, L.P. will accept for payment such Notes that are validly tendered and not validly withdrawn on a pro rata basis from among such tendered Notes (with adjustments to avoid the purchase of Notes in a principal amount other than in an integral multiple of $1,000). If proration of tendered Notes is required, Kilroy Realty, L.P. will determine the final proration factor as promptly as practicable after the Expiration Date and will make a public announcement of the final proration factor. Holders may obtain such information from the dealer managers and information agent at the respective telephone numbers set out below and may be able to obtain such information from their brokers or financial advisors. Notes tendered pursuant to the tender offer that are not accepted for payment, including but not limited to those not accepted for payment as a result of proration, will be promptly returned to the tendering holders.

It is a violation of Rule 14e–4 (promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) for a person, directly or indirectly, to tender Notes in the tender offer for their own account unless the person so tendering (a) has a net long position equal to or greater than the aggregate principal amount of the Notes being tendered and (b) will cause such Notes to be delivered in accordance with the terms of the tender offer. Rule 14e–4 also provides a similar restriction applicable to the tender or guarantee of a tender on behalf of another person.

A tender of Notes in the tender offer under any of the procedures described in the Original Tender Offer Materials will constitute a binding agreement between the tendering holder and Kilroy Realty, L.P. with respect to the tender offer upon the terms and subject to the conditions of the tender offer, including the tendering holder’s acceptance of the terms and conditions of the tender offer, as well as the tendering holder’s representation and warranty that (a) such holder has a net long position in the Notes being tendered pursuant to the tender offer within the meaning of Rule 14e–4 under the Exchange Act and (b) the tender of such Notes complies with Rule 14e–4.

This press release amends and supplements the Original Tender Offer Materials. Except as described in this press release, the terms and conditions as set forth in the Original Tender Offer Materials remain the same. The tender offer is not being made in any jurisdiction in which the making or acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. None of Kilroy Realty Corporation, Kilroy Realty, L.P., the dealer managers, the depositary, the information agent or their respective affiliates is making any recommendation as to whether or not holders should tender all or any portion of their Notes in the tender offer.

Kilroy Realty, L.P. has engaged J.P. Morgan Securities Inc., Banc of America Securities LLC and Barclays Capital Inc. to act as the dealer managers for the tender offer, U.S. Bank National Association to act as depository and Global Bondholder Services Corporation to act as information agent for the tender offer. Questions regarding the tender offer may be directed to J.P. Morgan Securities Inc. at 800.261.5767 (U.S. toll free), Banc of America Securities at 888.292.0070 (U.S. toll free) or 980.388.4603 (collect) and Barclays Capital Inc. at 800.438.3242 (U.S. toll free) or 212.528.7581 (collect). Requests for documents may be directed to Global Bondholder Services Corporation at 866.540.1500 (U.S. toll free) or at 212.430.3774 (collect), or in writing to 65 Broadway, Suite 404, New York, NY 10006, Attention: Corporate Actions.

Some of the information presented in this release is forward looking, including statements related to the tender offer for the Notes. Although Kilroy Realty, L.P. and Kilroy Realty Corporation believe the expectations reflected in such forward-looking statements are based on reasonable assumptions, there can be no assurance that the tender offer will be completed and that the other expectations referenced will be achieved. Certain factors that could cause the expectations to differ are changes in general economic conditions and future demand for Kilroy Realty Corporation’s or Kilroy Realty, L.P.’s debt and equity securities. These factors are beyond the ability of Kilroy Realty Corporation or Kilroy Realty, L.P. to control or predict. Forward-looking statements are not guarantees of future performance.

Kilroy Realty Corporation, a member of the S&P Small Cap 600 Index, is a Southern California-based real estate investment trust active in the office and industrial property sectors. For over 60 years, the company has owned, developed, acquired and managed real estate assets primarily in the coastal regions of Los Angeles, Orange and San Diego counties. At March 31, 2010, the company owned 8.8 million rentable square feet of commercial office space and 3.7 million rentable square feet of industrial space.

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